Anhui Taiyang Poultry Co., Inc. No. 88, Eastern Outer Ring Road Ningguo City, Anhui Province, 242300 People’s Republic of China

February 3, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Susan Block, Esq. Tonya Bryan, Esq. Claire Erlanger Jean Yu

Re:	Anhui Taiyang Poultry Co., Inc. Amendment No. 3 to Registration Statement on Form S-1/A File No. 333-173700 Amended Registration Statement filed January 18, 2012

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 1, 2012 (the "Comment Letter") relating to the Registration Statement on Form S-1 (the "Registration Statement") of Anhui Taiyang Poultry Co., Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

Interim Financial Statements for the nine months ended September 30, 2011

Statements of Cash Flows, page F-54

1.
We note from your response to our prior comment five that changes in the reserves related to the prepayments and accounts receivable are included in the changes in the balances of these items within the “changes in non-cash working capital sub-section in the “Operating Activities” section of the statement of cash flows. However, we believe that the guidance in ASC 230-10-45-28 implies that the change in accounts receivable that represents changes in cash receipts should be separated from any allowances recorded which would not affect the cash received but instead would be an item recorded in net income that does not affect cash. We also believe that presenting the amounts related to impairments or reserves separately from the changes in the related accounts receivable and prepayments accounts, presents a clearer picture of cash flows of the company. Please revise to include a separate line item on your statement of cash flows for the changes in reserves to the accounts receivable and prepayments accounts.

Securities and Exchange Commission
February 3, 2012

Response

We concur with the staff’s view that presenting the amounts related to impairments or reserves separately from the changes in the related accounts receivable and prepayments accounts, presents a clearer picture of cash flows of the company and we will separate these amounts in the financial statements that will be filed in our annual report on Form 10-K for the fiscal year ended December 31, 2011.

Note 6. Prepayments and Other Current Assets, page F-68

2.
We note from your response to our prior comment 11 that your policy is to reserve 25% of the balance of prepaid inventory purchases if the deposit is outstanding for 6-9 months, 50% if is outstanding for 9-12 months, and 100% if outstanding for more than 12 months. Please revise Note 6 to disclose this accounting policy.

Response

We concur with the staff’s view that our accounting policy for reserves of prepaid inventory purchases if the deposit is outstanding for six months or longer should be disclosed and we will include such policy in the notes to the financial statements that will be filed in our annual report on Form 10-K for the fiscal year ended December 31, 2011.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ DAVID DODGE David Dodge Chief Financial Officer